787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 1, 2020

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock ETF Trust II (the “Trust”)
(Securities Act File No. 333-236575 and
Investment Company Act File No. 811-23511)

Dear Ms. O’Neal:

This letter responds to your comments with respect to the initial registration statement of the Trust filed on February 21, 2020 on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”), on behalf of BlackRock High Yield Muni Income Bond ETF (the “Fund”), a series of the Trust.

The staff of the Securities and Exchange Commission (the “Staff”) provided written comments to the Trust on March 19, 2020. We have discussed the Staff’s comments with representatives of the Trust. For your convenience, the Staff’s comments are listed below and each comment is followed by the Trust’s response. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	We note that BlackRock Fund Advisors has contractually agreed to waive its management fees. If the adviser may recoup the waived fees, disclose the terms and conditions of the recoupment in the footnote to the fee table. Depending on your response, we may have further comments.

Response:	The Trust submits that the fee waiver is not subject to recoupment.

Comment 2:	In the Interest Rate Risk sub-section, the disclosure refers to “recent modest rate increases....” Please revise this disclosure to reflect recent actions by the Federal Reserve to cut interest rates.

Response:	The Trust has revised the sub-section of the Prospectus entitled “Summary of Principal Risks – Interest Rate Risk” to read as follows (additions in bolded and underlined text; deletions in strikethrough text):

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

Securities and Exchange Commission

December 1, 2020

Interest Rate Risk. During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns or pay dividends to Fund shareholders. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, result in heightened market volatility and detract from the Fund’s performance to the extent the Fund is exposed to such interest rates. Additionally, under certain market conditions in which interest rates are low and the market prices for portfolio securities have increased, the Fund may have a very low, or even negative yield. A low or negative yield would cause the Fund to lose money in certain conditions and over certain time periods. An increase in interest rates may cause the value of securities held by the Fund to decline, ~~may~~ will generally lead to heightened volatility in the fixed-income markets and may adversely affect the liquidity of certain fixed-income investments, including those held by the Fund. The historically low interest rate environment~~, together with recent modest rate increases,~~ heightens the risks associated with rising interest rates.

Comment 3:	In the High Portfolio Turnover Risk sub-section, the disclosure states, “The Fund may engage in active and frequent trading of its portfolio securities.” Please clarify if the Fund’s frequent trading is a principal strategy, and if so, add appropriate disclosure to the Principal Investment Strategies section.

Response:	The Trust confirms that active and frequent trading is a principal strategy of the Fund. Accordingly, it has added the following disclosure to the section of the Prospectus entitled “Additional Information on Principal Investment Strategies”:

“The Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.”

Comment 4:	Bolster the discussion in the Cash Transactions Risk sub-section by disclosing that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response:	The Trust submits that the disclosure in the sections of the Statement of Additional Information entitled “Costs Associated with Creations” and “Costs Associated with Redemptions,” which are set out below, address the costs associated with purchases and redemptions of creation units solely or partially with cash.

“Costs Associated with Creation Transactions. A standard creation transaction fee is imposed to offset the transfer and other transaction costs associated with the issuance of Creation Units. The standard creation transaction fee is charged to the

Securities and Exchange Commission

December 1, 2020

Authorized Participant on the day such Authorized Participant creates a Creation Unit, and is the same, regardless of the number of Creation Units purchased by the Authorized Participant on the applicable Business Day. If a purchase consists solely or partially of cash, the Authorized Participant may also be required to cover (up to the maximum amount shown below) certain brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to the execution of trades resulting from such transaction (which may, in certain instances, be based on a good faith estimate of transaction costs). Authorized Participants will also bear the costs of transferring the Deposit Securities to the Funds. Certain fees/costs associated with creation transactions may be waived in certain circumstances. Investors who use the services of a broker or other financial intermediary to acquire Fund shares may be charged a fee for such services.”

“Costs Associated with Redemption Transactions. A standard redemption transaction fee is imposed to offset transfer and other transaction costs that may be incurred by the Fund. The standard redemption transaction fee is charged to the Authorized Participant on the day such Authorized Participant redeems a Creation Unit, and is the same regardless of the number of Creation Units redeemed by an Authorized Participant on the applicable Business Day. If a redemption consists solely or partially of cash, the Authorized Participant may also be required to cover (up to the maximum amount shown below) certain brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to the execution of trades resulting from such transaction (which may, in certain instances, be based on a good faith estimate of transaction costs). Authorized Participants will also bear the costs of transferring the Fund Securities from a Fund to their account on their order. Certain fees/costs associated with redemption transactions may be waived in certain circumstances. Investors who use the services of a broker or other financial intermediary to dispose of Fund shares may be charged a fee for such services.”

Comment 5:	We note that significant market events from the coronavirus have occurred since the registration statement was filed. Please consider whether the Fund’s disclosures, including its risk disclosures, should be revised based on how these events are effecting the municipal finance markets (e.g., the potential for reduced revenues from income and other taxes, and any additional costs or burdens to the municipalities). If the Fund believes that no additional disclosures are warranted, please explain supplementally why not.

Response:	The Trust has revised the Prospectus to add the following risk factor:

Municipal Securities Market Risk. Economic exposure to the municipal securities market involves certain risks. The municipal market is one in which dealer firms make markets in bonds on a principal basis using their proprietary capital, and during the financial crisis of 2007-2009 these firms’ capital was severely constrained. As a result, some firms were unwilling to commit their capital

Securities and Exchange Commission

December 1, 2020

to purchase and to serve as a dealer for municipal securities. Certain municipal securities may not be registered with the Securities and Exchange Commission or any state securities commission and will not be listed on any national securities exchange. The amount of public information available about the municipal securities to which the Fund is economically exposed is generally less than that for corporate equities or bonds, and the investment performance of the Fund may therefore be more dependent on the analytical abilities of BFA than would be a fund investing solely in stocks or taxable bonds. The secondary market for municipal securities, particularly the below investment grade securities to which the Fund may be economically exposed, also tends to be less well-developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell such securities at attractive prices or at prices approximating those at which the Fund currently values them.

In addition, many state and municipal governments that issue securities are under significant economic and financial stress and may not be able to satisfy their obligations. This stress may be significantly exacerbated by the coronavirus pandemic. The ability of municipal issuers to make timely payments of interest and principal may be diminished during general economic downturns and as governmental cost burdens are reallocated among federal, state and local governments. The taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors, including the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, holders of municipal securities could experience delays in collecting principal and interest and such holders may not, in all circumstances, be able to collect all principal and interest to which they are entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may take possession of and manage the assets securing the issuer’s obligations on such securities, which may increase the Fund’s operating expenses. Any income derived from the Fund’s ownership or operation of such assets may not be tax-exempt or may fail to generate qualifying income for purposes of the income tests applicable to regulated investment companies under the U.S. Internal Revenue Code of 1986, as amended.

Comment 6:	In the section of the Summary Prospectus entitled “Performance Information,” the disclosure states, “The Fund’s benchmark is a custom weighted index composed of the Bloomberg Barclays Municipal High Yield Index (80%), Bloomberg Barclays BBB Index (10%) and Bloomberg Barclays Single A Index (10%).” Please explain in your letter responding to these comments how the custom weighted index meets the definition for an “appropriate broad-based securities market index” as set forth

Securities and Exchange Commission

December 1, 2020

in Instruction 5 to Item 27(b)(7) of Form N-1A. For performance purposes, will the Fund include another benchmark index?

Response:	The Trust will revise the Fund’s Prospectus to add an appropriate broad-based securities market index as its benchmark index.

Comment 7:	Page 10 of the Prospectus states, “A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement with BFA will be available in the Fund’s first shareholder report following the commencement of operations.” In accordance with Item 10(a)(iii) of Form N-1A, please specify either annual or semi-annual and replace “first” with the period covered by the relevant report.

Response:	The requested change has been made.

Comment 8:	Please note that the discussion regarding the IOPV should specifically address what the calculation includes and does not include (e.g., operating fees or other accruals).

Response:	Because the Fund intends to rely on Rule 6c-11 under the 1940 Act, disclosure regarding the IOPV has been removed from the registration statement.

Comment 9:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:	The Trust acknowledges the Staff’s comment.

Comment 10:	Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (“Securities Act”). Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response:	The Trust will respond as requested.

Comment 11:	We remind you that the Trust and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:	The Trust acknowledges the Staff’s comment.

Securities and Exchange Commission

December 1, 2020

Sincerely,

/s/ Curtis A. Tate

cc:	Janey Ahn, Esq., BlackRock, Inc.
Dean Caruvana, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Stacey P. Ruiz, Esq. Willke Farr & Gallagher LLP